Exhibit 99.1

Sprott Announces Year Ended 2023 Results

TORONTO, Feb. 20, 2024 (GLOBE NEWSWIRE) -- Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the year ended December 31, 2023.

Management commentary

“In 2023, Sprott’s Assets Under Management (“AUM”) increased by $5.3 billion (23%) to $28.7 billion driven largely by strong uranium prices and inflows to our exchange listed products. Much of this growth came late in the fourth quarter and is already positively contributing to our 2024 performance,” said Whitney George, Chief Executive Officer of Sprott. “The success of our uranium strategies has been a bright spot for Sprott clients and shareholders as they have grown to account for approximately 28% of our total AUM. During the year, we also expanded our critical materials product offerings with the launch of seven new ETFs in this rapidly growing category. Precious metals markets were relatively quiet in 2023, though gold still gained 13% on the year, despite high real interest rates.”

“Looking ahead, we believe we are well positioned to continue creating value for our shareholders in 2024. We have a strong pipeline of new products and a growing reputation as a trusted partner in our areas of specialization. We are welcoming many new clients who have just started to explore opportunities in critical materials and are now joining the loyal clients invested in our precious metals products. Finally, we have a focused team of employee shareholders who are eager to demonstrate the potential of our highly-scalable asset management platform,” added Mr. George.

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Key AUM highlights1

•	AUM was $28.7 billion as at December 31, 2023, up $3.3 billion (13%) from September 30, 2023 and up $5.3 billion (23%) from December 31, 2022. On a three and twelve months ended basis, we benefited from strong uranium prices, as well as inflows across the majority of our exchange listed products. We also benefited from capital raises in our private strategies funds.

Key revenue highlights

•	Management fees were $34.5 million in the quarter, up $6.1 million (21%) from the quarter ended December 31, 2022 and $132.3 million on a full-year basis, up $16.9 million (15%) from the year ended December 31, 2022. Carried interest and performance fees were $0.5 million in the quarter, down $0.7 million (59%) from the quarter ended December 31, 2022 and $0.9 million on a full-year basis, down $2.4 million (73%) from the year ended December 31, 2022. Net fees were $31.5 million in the quarter, up $4.9 million (18%) from the quarter ended December 31, 2022 and $120.7 million on a full-year basis, up $13.7 million (13%) from the year ended December 31, 2022. Our revenue performance was due to higher average AUM across most of our exchange listed products and higher average AUM in our private strategies funds as a result of two new fund launches. On a full-year basis, these increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.

•	Commission revenues were $1.3 million in the quarter, down $3.7 million (74%) from the quarter ended December 31, 2022 and $8.3 million on a full-year basis, down $22.4 million (73%) from the year ended December 31, 2022. Net commissions were $0.7 million in the quarter, down $2.1 million (75%) from the quarter ended December 31, 2022 and $4.6 million on a full-year basis, down $11.6 million (71%) from the year ended December 31, 2022. Lower commissions were due to lower ATM activity in our physical uranium trust on a full-year basis and the sale of our former Canadian broker-dealer in the second quarter.

•	Finance income was $1.2 million in the quarter, down $0.2 million (16%) from the quarter ended December 31, 2022 and $4.9 million on a full-year basis, down $0.1 million (3%) from the year ended December 31, 2022. Our results were primarily driven by lower income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense highlights

•	Net compensation expense was $14.8 million in the quarter, up $2.3 million (18%) from the quarter ended December 31, 2022 and $60.4 million on a full-year basis, up $4.1 million (7%) from the year ended December 31, 2022. The increase in the quarter and on a full-year basis was primarily due to new hires and increased AIP accruals on higher net fee generation.

•	SG&A was $4.2 million in the quarter, up $0.1 million (3%) from the quarter ended December 31, 2022 and $17.5 million on a full-year basis, up $1.5 million (9%) from the year ended December 31, 2022. The increase in the quarter and on a full-year basis was due to higher marketing and technology costs.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of “Supplemental financial information”

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Earnings summary

•	Net income was $9.7 million ($0.38 per share) in the quarter, up 32% from $7.3 million ($0.29 per share) for the quarter ended December 31, 2022. On a full-year basis, net income was $41.8 million ($1.66 per share), up 137% from $17.6 million ($0.70 per share) for the year ended December 31, 2022. Net income in the quarter benefited from higher average AUM across most of our exchange listed products and private strategies. On a full-year basis we benefited from higher average AUM as noted previously, but also from the second quarter realization of an unrecorded contingent asset relating to a prior period acquisition.

•	Adjusted base EBITDA was $18.8 million ($0.75 per share) in the quarter, up 4% from $18.1 million ($0.72 per share) for the quarter ended December 31, 2022. On a full-year basis, adjusted base EBITDA was $71.9 million ($2.85 per share), up 1% from $71 million ($2.83 per share) for the year ended December 31, 2022. The increased management fees generated from higher average AUM on a full-year basis were largely offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of the year.

Subsequent events

•	On February 20, 2024, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

•	Subsequent to year-end, we continue to benefit from our late 2023 asset growth as well as ongoing strength in uranium prices. As at February 16, 2024, AUM was $29.2 billion, up 2% from $28.7 billion at December 31, 2023.

Supplemental financial information

Please refer to the December 31, 2023 annual financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company’s financial position as at December 31, 2023 and the Company’s financial performance for the year ended December 31, 2023.

Schedule 1 - AUM continuity

3 months results

	AUM Sep.		Market	Other	AUM Dec.	Blended net
	30,	Net	value	net	31,	management
(In millions $)	2023	inflows(1)	changes	inflows(1)	2023	fee rate(2)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,866	(5)	671	—	6,532	0.35%
- Physical Uranium Trust	4,611	55	1,107	—	5,773	0.30%
- Physical Gold and Silver Trust	3,916	(75)	389	—	4,230	0.40%
- Physical Silver Trust	3,826	(27)	271	—	4,070	0.45%
- Physical Platinum & Palladium Trust	114	5	(3)	—	116	0.50%
- Exchange Traded Funds
- Critical Materials ETFs	1,680	429	34	—	2,143	0.59%
- Precious Metals ETFs	316	(8)	31	—	339	0.31%
	20,329	374	2,500	—	23,203	0.39%
Managed equities
- Precious metals strategies	1,432	(53)	187	—	1,566	0.86%
- Other(3)	1,023	212	73	16	1,324	1.05%
	2,455	159	260	16	2,890	0.94%
Private strategies	2,614	(8)	39	—	2,645	0.91%

Core AUM	25,398	525	2,799	16	28,738	0.50%

Non-core AUM	—	—	—	—	—	n/a

Total AUM(5)	25,398	525	2,799	16	28,738	0.50%

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12 months results

	AUM					AUM
	Dec.		Market	Other		Dec.	Blended net
	31,	Net	value	net		31,	management
(In millions $)	2022	inflows(1)	changes	inflows(1)		2023	fee rate(2)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	66	720	—		6,532	0.35%
- Physical Uranium Trust	2,876	269	2,628	—		5,773	0.30%
- Physical Gold and Silver Trust	3,998	(75)	307	—		4,230	0.40%
- Physical Silver Trust	4,091	36	(57)	—		4,070	0.45%
- Physical Platinum & Palladium Trust	138	14	(36)	—		116	0.50%
- Exchange Traded Funds
- Critical Materials ETFs	857	755	521	10		2,143	0.59%
- Precious Metals ETFs	349	(14)	4	—		339	0.31%
	18,055	1,051	4,087	10		23,203	0.39%
Managed equities
- Precious metals strategies	1,721	(147)	(8)	—		1,566	0.86%
- Other(3)	1,032	207	69	16		1,324	1.05%
	2,753	60	61	16		2,890	0.94%
Private strategies	1,880	37	40	688		2,645	0.91%

Core AUM	22,688	1,148	4,188	714		28,738	0.50%

Non-core AUM	745	(26)	(17)	(702	)(4)	—	n/a

Total AUM(5)	23,433	1,122	4,171	12		28,738	0.50%

(1)	See “Net inflows” and “Other net inflows” in the key performance indicators and non-IFRS and other financial measures section of the MD&A. Full-year figures were reclassified to conform with current presentation
(2)	Management fee rate represents the weighted average fees for all funds in the category, net of trailer, sub-advisor and fund expenses
(3)	Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(4)	We exited our non-core asset management business domiciled in Korea. Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA.
(5)	No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return

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Schedule 2 - Summary financial information

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(In thousands $)	2023	2023	2023	2023	2022	2022	2022	2022
Summary income statement
Management fees	34,485	33,116	33,222	31,434	28,405	29,158	30,620	27,172
Trailer, sub-advisor and fund expenses	(1,968)	(1,557)	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)
Direct payouts	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)
Carried interest and performance fees	503	—	388	—	1,219	—	—	2,046
Carried interest and performance fee payouts - internal	(222)	—	(236)	—	(567)	—	—	(1,029)
Carried interest and performance fee payouts - external(1)	—	—	—	—	(121)	—	—	(476)
Net fees	31,515	30,087	30,397	28,693	26,618	26,759	28,090	25,476
Commissions	1,331	539	1,647	4,784	5,027	6,101	6,458	13,077
Commission expense - internal	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)
Commission expense - external(1)	(441)	(92)	(27)	(642)	(585)	(476)	(978)	(3,310)
Net commissions	729	359	1,126	2,415	2,863	3,240	3,446	6,633

Finance income	1,214	1,181	1,277	1,180	1,439	933	1,186	1,433
Gain (loss) on investments	2,808	(1,441)	(1,950)	1,958	(930)	45	(7,884)	(1,473)
Other income(2)	405	(73)	19,763	1,250	999	(227)	170	208
Total net revenues(3)	36,671	30,113	50,613	35,496	30,989	30,750	25,008	32,277

Compensation	16,675	16,825	21,610	19,103	17,030	18,934	19,364	21,789
Direct payouts	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)
Carried interest and performance fee payouts - internal	(222)	—	(236)	—	(567)	—	—	(1,029)
Commission expense - internal	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)
Severance, new hire accruals and other	(179)	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)
Net compensation	14,830	15,143	15,471	14,932	12,530	14,079	13,945	15,728

Severance, new hire accruals and other(4)	179	122	4,067	1,257	1,240	1,349	2,113	514
Selling, general and administrative	4,195	4,000	4,988	4,267	4,080	4,239	4,221	3,438
Interest expense	844	882	1,087	1,247	1,076	884	483	480
Depreciation and amortization	658	731	748	706	710	710	959	976
Other expenses	5,142	3,811	471	2,824	1,650	5,697	868	1,976
Total expenses	25,848	24,689	26,832	25,233	21,286	26,958	22,589	23,112

Net income(5)	9,664	6,773	17,724	7,638	7,331	3,071	757	6,473
Net income per share(6)	0.38	0.27	0.70	0.30	0.29	0.12	0.03	0.26
Adjusted base EBITDA	18,759	17,854	17,953	17,321	18,083	16,837	17,909	18,173
Adjusted base EBITDA per share	0.75	0.71	0.71	0.68	0.72	0.67	0.71	0.73
Operating margin	56%	56%	57%	57%	59%	55%	55%	57%

Summary balance sheet
Total assets(7)	378,835	375,948	381,519	386,765	383,748	375,386	376,128	380,843
Total liabilities(8)	73,130	79,705	83,711	108,106	106,477	103,972	89,264	83,584
Total AUM	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354
Average AUM	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082

(1)	These amounts are included in the “Trailer, sub-advisor and fund expenses” line on the consolidated statements of operations.
(2)	The majority of the amount in Q2, 2023 relates to the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
(3)	Total revenues for the year ended December 31, 2023 were $169,021(December 31, 2022- $145,182; December 31, 2021- $164,645).
(4)	The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners (“SCP”) during the second quarter.
(5)	Net income for the year ended December 31, 2023 was $41,799 (December 31, 2022 - $17,632; December 31, 2021- $33,185).
(6)	Basic and diluted net income per share for the year ended December 31, 2023 was $1.66 and $1.60, respectively (December 31, 2022 - $0.70 and $0.67, respectively; December 31, 2021 - $1.33 and $1.28, respectively).
(7)	Total assets as at December 31, 2023 were $378,835 (December 31, 2022 $383,748; December 31, 2021- $365,873).
(8)	Total liabilities as at December 31, 2023 were $73,130 (December 31, 2022 $106,477; December 31, 2021 - $74,654).

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Schedule 3 - EBITDA reconciliation

	3 months ended		12 months ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands $)	2023	2022	2023	2022
Net income for the period	9,664	7,331	41,799	17,632
Adjustments:
Interest expense	844	1,076	4,060	2,923
Provision for income taxes	1,159	2,372	8,492	7,447
Depreciation and amortization	658	710	2,843	3,355
EBITDA	12,325	11,489	57,194	31,357
Other adjustments:
(Gain) loss on investments(1)	(2,808)	930	(1,375)	10,242
Amortization of stock based compensation	4,260	3,635	16,282	14,546
Other (income) and expenses(2)	5,263	2,560	219	15,929
Adjusted EBITDA	19,040	18,614	72,320	72,074
Other adjustments:
Carried interest and performance fees	(503)	(1,219)	(891)	(3,265)
Carried interest and performance fee payouts - internal	222	567	458	1,596
Carried interest and performance fee payouts - external	—	121	—	597
Adjusted base EBITDA	18,759	18,083	71,887	71,002
Operating margin(3)	56%	59%	57%	57%

(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2)	In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $0.2 million severance, new hire accruals and other for the three months ended December 31, 2023 (three months ended December 31, 2022 - $1.2 million) and $5.6 million for the year ended December 31, 2023 (year ended December 31, 2022 - $5.2 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $0.1 million for the three months ended December 31, 2023 (three months ended December 31, 2022 - $0.3 million and ($0.9) million for the year ended December 31, 2023 (year ended December 31, 2022 - ($0.5) million).
(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A webcast will be held today, February 21, 2024 at 10:00 am ET to discuss the Company’s financial results. To listen to the webcast, please register at https://edge.media-server.com/mmc/p/4ntitdgh

Please note, analysts who cover the Company should register at: https://register.vevent.com/register/B19f44c0f3a1534a898c9479a79580cf87

Normal Course Issuer Bid

Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) is pleased to also announce today that the Toronto Stock Exchange (“TSX”) has approved the Company’s notice of intention to make a normal course issuer bid (“NCIB”). Pursuant to the terms of the NCIB, Sprott may purchase its own common shares for cancellation through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange, in each case in accordance with the applicable requirements, and as otherwise permitted under applicable securities laws. The maximum number of common shares which may be purchased by Sprott during the NCIB will not exceed 646,576 common shares being approximately 2.5% of 25,863,041 (representing the number of issued and outstanding common shares as of February 19, 2024). The average daily trading volume (the “ADTV”) of the common shares on the TSX for the six-month period ended January 31, 2024 was 28,455. Under the rules of the TSX, Sprott is entitled to repurchase during the same trading day on the TSX up to 25% of the ADTV of the common shares, being 7,113 common shares, except where such purchases are made in accordance with the “block purchase” exemption under applicable TSX policy. Sprott will effect purchases at varying times commencing on March 4, 2024 and ending on March 3, 2025.

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In addition to providing shareholders liquidity, Sprott believes that the common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to Sprott’s business and its future prospects.

Under its current NCIB that commenced on March 3, 2023 and will terminate on March 2, 2024, Sprott previously sought and received approval from the TSX to repurchase up to 648,908 common shares. Pursuant to its current NCIB, Sprott has purchased an aggregate of 122,953 common shares through the facilities of the TSX and the NYSE. 18,915 common shares were purchased on the TSX at a weighted-average price of C$45.54 per common share for total cash consideration of CAD$861,389.10, and 104,038 common shares were purchased on the NYSE at a weighted-average price of US$32.63 per common share for total cash consideration of US$3,394,759.94. Sprott did not repurchase the maximum allowance under the current NCIB due to a combination of factors.

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted base EBITDA, operating margins and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the “Supplemental financial information” section of this press release.

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Net fees

Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker dealers.

Net compensation

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margins

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company’s underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

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Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the “Forward-Looking Statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our belief that we are well positioned to continue creating value for our shareholders; (ii) our strong pipeline of new products and our highly-scalable asset management platform; and (iii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading “Critical Accounting Estimates, Judgments and Changes in Accounting Policies” in the Company’s MD&A for the period ended December 31, 2023. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company’s proprietary investments; (xxvi) risks relating to the Company’s lending business; (xxvii) those risks described under the heading “Risk Factors” in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings “Managing Financial Risks” and “Managing Non-Financial Risks” in the Company’s MD&A for the period ended December 31, 2023. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

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About Sprott

Sprott is a global leader in precious metal and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Partner

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com

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